Exhibit 99.1

CERTAIN PORTIONS OF THE EXHIBIT THAT ARE NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL HAVE BEEN REDACTED PURSUANT TO ITEM 601(b)(10)(iv) OF REGULATION S-K. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

SECURED REVOLVING CREDIT AGREEMENT

THIS AGREEMENT is made as of October 29, 2026 (the “Effective Date”).

AMONG:

NURAN WIRELESS INC., a corporation organized and existing under the laws of the Province of British Columbia, with its principal business address at 2150 Cyrille-Duquet Street, Quebec City, Quebec G1N 2G3 (the “Borrower”)

AND:

[***], a corporation existing under the laws of [***], with an address at [***] (“Lender”)

AND:

Each person executing this Agreement as a Subsidiary Guarantor and identified in Schedule C (collectively, the “Subsidiary Guarantors” and individually a “Subsidiary Guarantor”)

WHEREAS the Borrower has requested and the Lender has agreed to establish a secured revolving credit facility in the maximum principal amount of US$10,000,000 for general working capital, on the terms set out below;

AND WHEREAS the Lender previously advanced [***];

AND WHEREAS each Subsidiary Guarantor will derive direct and indirect benefit from the Credit Facility and has agreed to guarantee the Obligations and grant first-ranking Security over all of its present and after-acquired property, subject to the African Subsidiary carve-out;

NOW THEREFORE, in consideration of the covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

Article 1 - INTERPRETATION

1.1 Definitions.

In this Agreement:

“Advance” means each gross principal amount funded or applied at the Borrower’s direction, including any Lender Expenses capitalized and added to the principal amount of an Advance under Section 9.3. For greater certainty, an Advance does not include any Standby Fee, which is capitalized separately under Section 5.3, and the capitalization of Lender Expenses under Section 9.3 does not reduce the cash proceeds otherwise payable to or at the direction of the Borrower in respect of an Advance.

“African Subsidiaries” means each of NuRAN Wireless (Africa) Holding (also known as NuRAN Africa (Holding) Limited), NuRAN Wireless Cameroon Ltd./SARL and NuRAN Wireless DRC SARLU, and each direct or indirect subsidiary of any of them, in each case together with its successors and permitted assigns.

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“Agreement” means this secured revolving credit agreement among the Borrower, the Lender and the Subsidiary Guarantors, including all Schedules, as amended, supplemented, restated, replaced or otherwise modified from time to time; and “hereto”, “hereof”, “herein”, “hereby” and “hereunder”, and similar expressions, refer to this Agreement and not to any particular Article, Section or other subdivision.

“Applicable Law” means, in respect of any Person, property, transaction or event, all applicable federal, provincial, territorial, state, municipal, foreign and international laws, statutes, regulations, treaties, orders, judgments, decrees, rules, policies having the force of law, guidelines having the force of law, permits and requirements of any Governmental Authority.

“Business Day” means a day other than Saturday or Sunday on which commercial banks are open for business in Toronto, Ontario and [***].

“Capitalized Standby Fee Balance” means, at any time, the aggregate amount of the Standby Fee earned and capitalized under Section 5.3, less amounts applied to that balance under Section 6.5.

“Commitment” means US$10,000,000.

“Credit Facility” means the credit facility established pursuant to Section 3.1, subject to the terms and conditions of this Agreement.

“Cumulative Drawn Amount” means, at any time, the greatest aggregate amount at any time from and after the Effective Date of (a) the principal amount of Advances outstanding, including the Existing Advances and all Lender Expenses capitalized under Section 9.3, plus (b) all accrued and unpaid interest, fees, premiums, costs, expenses and other amounts owing in respect of those Advances, but excluding the Capitalized Standby Fee Balance. For greater certainty, a reborrowing following a repayment counts toward the Cumulative Drawn Amount only to the extent that the aggregate amount described in clauses (a) and (b) then outstanding exceeds the Cumulative Drawn Amount previously attained.

“Debtor” means the Borrower or any Subsidiary Guarantor that grants Security under a Loan Document.

“Default” means any event or condition that, with the giving of notice, lapse of time, or the making of any declaration or determination, or any combination of them, would constitute an Event of Default.

“Document” means any Loan Document and any other agreement, certificate, instrument or document delivered under or in connection with a Loan Document.

“Drawn Obligations” means, without duplication, (a) Outstanding Principal, plus (b) all accrued and unpaid interest, fees, premiums, costs and other amounts then owing in respect of Advances actually made, but excluding the undrawn Commitment.

“Event of Default” means an event specified in Section 9.1.

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“Financing” means any equity financing completed by the Borrower after the Effective Date, including an at-the-market sale, but excluding (a) an Advance and (b) a non-cash debt settlement and (c) the exercise of any previously issued warrants, options or other convertible securities.

“General Security Agreement” means each general security agreement or joinder to a general security agreement delivered by a Debtor in favour of the Lender, as amended, supplemented, restated, replaced or otherwise modified from time to time.

“Governmental Authority” means any domestic or foreign government, legislature, regulatory authority, agency, commission, tribunal, court, stock exchange or other authority having jurisdiction.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment by way of security, title retention, lien, encumbrance or other arrangement having substantially the same economic effect.

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“Loan Documents” means this Agreement, each Existing Note, each General Security Agreement, each Subsidiary Guarantee, each joinder, each Quebec Movable Hypothec, each Notice of Borrowing, each direction to pay, each priority or intercreditor agreement, each control or pledge agreement and each certificate delivered under any of them.

“Material Adverse Effect” means a material adverse effect on (a) the financial condition, property, business, operations, assets or liabilities of the Borrower and its Subsidiaries, taken as a whole; (b) the ability of the Borrower or any Subsidiary Guarantor to perform its material obligations under the Loan Documents; or (c) the validity or enforceability of any material provision of a Loan Document or the rights and remedies of the Lender under any Loan Document.

“Maturity Date” means January 1, 2028, or such later date as the Borrower and the Lender may agree in writing.

“Net Financing Proceeds” means cash actually received from a Financing, less reasonable third-party closing costs and commissions actually paid, converted into United States dollars at the receiving bank’s spot rate on receipt.

“Non-African Subsidiary” means any Subsidiary that is not an African Subsidiary.

“Notice of Borrowing” means a notice by the Borrower to the Lender substantially in the form of Schedule A.

“Obligations” means all present and future principal, interest, fees, premiums, costs, expenses and other amounts payable by the Borrower or a Subsidiary Guarantor under the Loan Documents, whether as principal, guarantor, surety or otherwise, including amounts accruing after commencement of insolvency proceedings whether or not allowed as a claim.

“Other Credit Instrument” means any agreement, note, debenture, loan, credit facility, factoring arrangement, guarantee, security document, preferred share or other equity security having a fixed, mandatory, redeemable, retractable, dividend, distribution, return-of-capital or similar payment obligation, in each case binding on the Borrower or a Subsidiary.

“Outstanding Principal” means the aggregate principal amount of Advances outstanding, including the Existing Advances and all Lender Expenses capitalized and added to the principal amount of an Advance under Section 9.3, and, solely for purposes of interest accrual, repayment and the Obligations, includes the Capitalized Standby Fee Balance. For purposes of determining availability under the Commitment and compliance with Section 3.2, Outstanding Principal excludes the Capitalized Standby Fee Balance and all Lender Expenses capitalized under Section 9.3.

“Permitted Encumbrance” means a Lien expressly listed in Schedule B or otherwise expressly approved in writing by the Lender, provided that no such Lien may rank in priority to or pari passu with a Security Interest unless the Lender has expressly approved that priority in writing.

“Person” includes an individual, corporation, partnership, trust, unincorporated organization, Governmental Authority and the heirs, executors, administrators, successors and permitted assigns of that Person.

“Quebec Movable Hypothec” means each deed of movable hypothec granted by a Debtor in favour of the Lender before a Quebec notary, as amended, supplemented, restated, replaced or otherwise modified from time to time.

“Security” means all Liens, guarantees, indemnities and other credit support held from time to time by or for the benefit of the Lender as security for the Obligations.

“Security Interest” means each Lien created or expressed to be created by a Loan Document in favour of the Lender as security for the Obligations.

“Standby Fee” means [***], being an amount equal to [***], first earned and capitalized in accordance with Section 5.3 when the Cumulative Drawn Amount reaches [***].

“Subsidiary” means any direct or indirect subsidiary of the Borrower, including an African Subsidiary.

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“Subsidiary Guarantee” means each guarantee delivered by a Subsidiary Guarantor in favour of the Lender in respect of the Obligations, including the guarantee contained in Article 4, as amended, supplemented, restated, replaced or otherwise modified from time to time.

“Subsidiary Guarantor” means each Non-African Subsidiary listed in Schedule C that has executed this Agreement or a joinder or separate Subsidiary Guarantee, and excludes every African Subsidiary.

1.2 Construction.

Unless expressly stated otherwise, all amounts and payments are in United States dollars. Headings do not affect interpretation. The singular includes the plural and vice versa. “Including” means “including without limitation.” References to statutes include amendments and replacements. References to a Person include its successors and permitted assigns. Time is of the essence. The Schedules form part of this Agreement. If there is a conflict, this Agreement governs, except that mandatory local law governs the creation, perfection, publication and enforcement of Security.

Article 2 - EFFECTIVENESS AND CONDITIONS

2.1 Effectiveness.

This Agreement becomes effective when the Borrower and the Lender have signed it. Each Subsidiary Guarantor becomes bound when it signs this Agreement or a joinder or separate Subsidiary Guarantee. Availability under the Commitment is subject to the express terms and conditions of this Agreement, including Section 3.5. No Standby Fee is earned, capitalized or included in the Obligations unless and until the conditions in Section 5.3 are satisfied. On the Effective Date, the Existing Notes are cancelled and replaced by this Agreement, without novation or release of the indebtedness comprising the Existing Advances, and the Existing Advances are deemed to be Advances outstanding under this Agreement and secured by the Security without any further advance of funds.

2.2 Conditions to First Post-Effective-Date Advance.

Before the first Advance requested under Section 3.3 on or after the Effective Date, the Lender shall receive, in form and substance reasonably satisfactory to it:

(a)	executed copies of this Agreement and the other Loan Documents then required to be delivered;

(b)	the General Security Agreement executed by the Borrower and each Subsidiary Guarantor existing on the Effective Date;

(c)	this Agreement, a joinder or a separate Subsidiary Guarantee executed by each Non-African Subsidiary existing on the Effective Date;

(d)	evidence of Personal Property Security Act and equivalent registrations required to establish first-ranking Security, subject only to Permitted Encumbrances;

(e)	all required control or possession arrangements and all share certificates, transfer powers and control documents for equity interests in Non-African Subsidiaries;

(f)	all required corporate, regulatory and related-party approvals or documented exemptions;

(g)	an agreed closing plan for each Quebec Movable Hypothec to be executed and published within 30 days after the Effective Date; and

(h)	payment in full of all fees, costs and expenses then due under Section 9.3.

2.3 Conditions to Each Advance.

Each Advance, other than the Existing Advances, is subject to delivery of a timely Notice of Borrowing, compliance with the Commitment and Section 3.2, no continuing Default or Event of Default, and the representations and warranties in Article 7 remaining true and correct in all material respects on the requested funding date, except for a representation expressly made only as of an earlier date. The Lender shall promptly identify any unsatisfied express condition.

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Article 3 - CREDIT FACILITY AND ADVANCES

3.1 Commitment and Revolving Nature.

Subject to this Agreement, the Lender shall make Advances before the Maturity Date in an aggregate principal amount funded to or at the direction of the Borrower not exceeding the Commitment. The Existing Advances are Advances and reduce availability under the Commitment, except to the extent they comprise costs or expenses. The aggregate principal amount funded to or at the direction of the Borrower and outstanding shall not exceed the Commitment. The Capitalized Standby Fee Balance and all Lender Expenses capitalized under Section 9.3 do not reduce availability under the Commitment and may cause Outstanding Principal to exceed the Commitment. Principal repaid may be reborrowed. Interest accrues only on Outstanding Principal.

3.2 Draw Limit and Spacing.

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3.3 Notice and Funding.

The Borrower may deliver the first Notice of Borrowing under this Section on or after October 26, 2026, but not before that date. For each Advance, the Borrower shall deliver an irrevocable Notice of Borrowing at least three Business Days before the requested funding date. Subject to satisfaction or waiver of the stated conditions, the Lender shall fund the cash amount of the requested Advance by 5:00 p.m. Toronto time on that date to the account designated in the Notice of Borrowing. No verbal instruction authorizes an Advance.

3.4 Use of Proceeds.

Advances shall be used for general working capital and operating requirements. No Advance shall be used for an unlawful purpose or a shareholder distribution while a Default exists.

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Article 4 – SECURITY AND GUARANTEE

4.1 Security.

The Obligations shall be secured by:

(a)	each General Security Agreement over all present and after-acquired property of the Borrower and each Subsidiary Guarantor;

(b)	a pledge of all equity interests held by a Debtor in each Non-African Subsidiary;

(c)	each required Quebec Movable Hypothec; and

(d)	all control, possession, pledge, subordination, priority and local-law documents reasonably required to create, perfect, publish and maintain first-ranking Security, in each case subject to the African Subsidiary carve-out in Section 4.7.

4.2 Priority.

Each Security Interest must at all times be valid, perfected or published, as applicable, and first ranking over the relevant collateral, subject only to Permitted Encumbrances. Failure to obtain or maintain that status is an Event of Default, subject to the express exception in Section 9.1(f).

4.3 Perfection and Local Instruments.

The Borrower shall, and shall cause each applicable Subsidiary Guarantor to, authorize and execute all financing statements, hypothecs, control agreements, acknowledgements and other instruments reasonably required to create, perfect, publish and maintain the Security in each relevant jurisdiction. Security over property owned by a Subsidiary Guarantor requires a separate grant by that Subsidiary Guarantor.

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4.4 Quebec Movable Hypothecs.

The Borrower shall cause each applicable Debtor to execute before a Quebec notary and publish at the Register of Personal and Movable Real Rights each Quebec Movable Hypothec reasonably required by the Lender within 30 days after the Effective Date. Failure to do so is an immediate Event of Default. Each Debtor authorizes the Lender to prepare and file or publish all related registrations and notices permitted by Applicable Law.

4.5 Release

Promptly after irrevocable payment in full of all Obligations and termination of the Commitment, the Lender shall, at the Borrower’s expense, execute and deliver customary discharges and releases of the Security, subject to reinstatement for any avoided or rescinded payment.

4.6 Guarantee and Primary Indemnity

Each Subsidiary Guarantor irrevocably and unconditionally guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of all Obligations of the Borrower. The Lender is not required first to pursue the Borrower, another guarantor or any collateral. The guarantee is continuing, absolute and unconditional and is not affected by any amendment, extension, renewal, indulgence, release, compromise, invalidity, unenforceability, insolvency, loss or impairment of Security, failure to perfect, or other act, omission or circumstance that might otherwise discharge a guarantor, except indefeasible payment in full of the Obligations and termination of the Commitment. If any Obligation is not recoverable from a Subsidiary Guarantor as a guarantee, that Subsidiary Guarantor shall indemnify the Lender for the amount that would otherwise have been recoverable, as a separate primary obligation.

4.7 African Subsidiary Carve-Out.

No African Subsidiary is a Subsidiary Guarantor, and no guarantee, indemnity or Security under this Article is given by, or enforceable against, an African Subsidiary or its property. The collateral excludes all property and assets of African Subsidiaries, all equity interests in African Subsidiaries, all shareholder loans and intercompany claims owing by African Subsidiaries, and all related excluded proceeds, as more particularly set out in the applicable General Security Agreement.

Article 5 - INTEREST AND FEES

5.1 Ordinary Interest.

Outstanding Principal bears simple interest at [***] per annum, calculated daily on the basis of actual days elapsed and a 365-day year, payable monthly in arrears on the first Business Day of each month and on repayment, acceleration and maturity. No interest accrues on undrawn amounts.

5.2 Default Interest.

During a continuing Event of Default, Outstanding Principal bears interest at [***] per annum in place of, and not in addition to, the rate in Section 5.1, calculated daily on the basis of actual days elapsed and a 365-day year and compounded monthly on the first Business Day of each month, before and after maturity and judgment, to the extent permitted by Applicable Law.

5.3 Standby Fee; Capitalization.

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5.4 Repayment Fee.

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5.5 Default Monitoring Fee.

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5.6 Maximum Lawful Return.

All interest, fees, charges and expenses constituting interest under Applicable Law shall be limited to the maximum lawful aggregate return applicable to the credit actually advanced and the circumstances. Any excess shall be reduced, credited or refunded. The parties shall obtain any actuarial assessment required by Applicable Law before funding or demanding payment.

Article 6 - REPAYMENT AND PAYMENTS

6.1 Maturity.

On the Maturity Date, the Commitment terminates and all Obligations are due and payable. Any extension requires a written agreement signed by the Borrower and the Lender.

6.2 Mandatory Repayment from Financing.

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6.3 Voluntary Prepayment.

The Borrower may make a voluntary prepayment on three Business Days’ written notice. Each prepayment shall include all accrued and unpaid interest, the applicable Repayment Fee and all other amounts required by this Agreement and shall be applied in the order set out in Section 6.5. A prepayment does not terminate the undrawn Commitment unless the Borrower separately cancels it in writing.

6.4 Taxes.

The Borrower shall make deductions required by Applicable Law and remit them when due. No gross-up applies unless separately agreed in writing. The Lender shall provide reasonably requested tax residence and beneficial ownership documentation.

6.5 Application of Payments.

Notwithstanding any designation, direction or instruction by the Borrower, every payment, prepayment, mandatory repayment, recovery, enforcement proceeds or other amount received by the Lender in respect of the Obligations shall be applied in the following order: (a) first, to all costs and expenses then payable under Section 9.3; (b) second, to reduce the Capitalized Standby Fee Balance until paid in full; (c) third, to accrued and unpaid interest and default interest, if any; (d) fourth, to accrued and unpaid fees and other amounts, including the Repayment Fee and monitoring fee; (e) fifth, to principal Advances; and (f) sixth, to any remaining Obligations, in each case subject to mandatory Applicable Law. No payment reduces principal Advances until the Capitalized Standby Fee Balance and all accrued amounts ranking ahead of principal under this Section have been paid in full.

Article 7 - REPRESENTATIONS

7.1 Borrower Representations and Warranties.

The Borrower represents and warrants to the Lender that:

(a)	Formation, Organization and Power. The Borrower has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation, is duly registered to carry on business in each jurisdiction in which the nature of any material business carried on by it or the character of any material property owned or leased by it makes that registration necessary, except where the failure to be so registered would not reasonably be expected to have a Material Adverse Effect, and has full power and capacity to enter into and perform its obligations under each Document to which it is a party and to carry on its business as currently conducted.

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(b)	Authorization and No Conflict. Each Document to which the Borrower is a party has been duly authorized, executed and delivered by it and does not conflict with, contravene or constitute a default under (i) its constating documents or by-laws, any resolution of its directors or shareholders, or any shareholders’ agreement binding on it; (ii) any material agreement or document to which it is a party or by which any of its material property is bound; or (iii) any Applicable Law.

(c)	Enforceability. Each Document to which the Borrower is a party constitutes a valid and binding obligation of the Borrower enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors’ rights generally and to general principles of equity.

(d)	Litigation. There are no actions, suits or proceedings at law or before any Governmental Authority existing, pending or, to the Borrower’s knowledge, threatened against the Borrower that, if determined adversely, would reasonably be expected to have a Material Adverse Effect.

(e)	Financial Condition. The most recent audited consolidated financial statements of the Borrower delivered to the Lender were prepared in accordance with IFRS and present fairly, in all material respects, the Borrower’s consolidated financial position as at their date. Since that date, no event or circumstance has occurred that would reasonably be expected to have a Material Adverse Effect, other than as disclosed in writing to the Lender.

(f)	Information. All factual information furnished by or on behalf of the Borrower to the Lender in connection with the Borrower or the Credit Facility, and in the case of information concerning third parties, to the knowledge of the Borrower, was true and accurate in all material respects when given, and the Borrower is not aware of any omission of a material fact that made that factual information incomplete or misleading in any material respect when given.

Compliance with Laws, Orders and Licences. The Borrower is not in breach of any order, approval, mandatory requirement or directive of a Governmental Authority, any governmental licence or permit, or any Applicable Law, in each case where the breach would reasonably be expected to have a Material Adverse Effect.

(g)	No Default. No Default or Event of Default has occurred and is continuing.

(h)	Approvals. All material approvals, consents, permits and licences necessary for the Borrower to carry on its business as currently carried on, and all approvals, consents, permits and licences necessary for the Borrower to enter into and perform each Document to which it is a party, have been obtained and are in good stand.

(i)	Payment of Taxes. The Borrower has filed all tax returns required to be filed and has paid all material taxes, including interest and penalties, that are due and payable.

(j)	Material Adverse Effect. Since the date of the most recent audited financial statements provided to the Lender, no event, circumstance, development or other change in facts has occurred that would, individually or in the aggregate, have a Material Adverse Effect, except as previously disclosed in writing to the Lender.

7.2 Reliance, Repetition and Survival.

The Borrower acknowledges that the Lender is relying on the representations and warranties in Section 7 in making the Credit Facility available. Except for a representation expressly made only as of an earlier date, each representation and warranty is deemed repeated on the date of each Advance. The representations and warranties survive until the Obligations have been indefeasibly paid in full and the Commitment has terminated. Each statement, representation and warranty in a compliance certificate or other Document delivered by or on behalf of the Borrower constitutes a representation and warranty by the Borrower under this Agreement.

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7.3 Lender Representations.

The Lender represents that it is duly existing and authorized, has the financial capacity to meet the Commitment as Advances become due, will use lawfully sourced funds and has provided materially accurate relationship and beneficial ownership information.

Article 8 - COVENANTS

8.1 Affirmative Covenants.

The Borrower:

(a)	pay the Obligations when due;

(b)	preserve its legal existence and material permits, comply with Applicable Law, maintain books and records and customary insurance, and protect the collateral;

(c)	provide its filed annual and interim financial statements promptly after filing and provide monthly liquidity reporting within 20 days after month-end;

(d)	notify the Lender promptly of any Default, material litigation, proposed change of control or material impairment of Security;

(e)	cause each Non-African Subsidiary to maintain its guarantee and first-ranking Security;

(f)	provide copies of definitive financing documents, satisfaction of conditions precedent and evidence of receipt of funds promptly after completion; and

(g)	cause each future Non-African Subsidiary to become a Subsidiary Guarantor and join the applicable Loan Documents within twenty Business Days after its formation or acquisition.

8.2 Negative Covenants.

Without the Lender’s prior written consent, not to be unreasonably withheld or delayed, the Borrower shall not, and shall not permit any Subsidiary Guarantor to:

(a)	create, assume or permit any Lien that ranks or could rank in priority to or pari passu with a Security Interest, except a Permitted Encumbrance;

(b)	dispose of material collateral outside the ordinary course of business;

(c)	amalgamate, merge, consolidate or enter into any similar transaction if doing so would materially prejudice the Lender;

(d)	undergo a materially prejudicial change of control; or

(e)	make a distribution to shareholders while a Default exists.

The Borrower shall discharge or subordinate any competing registration within ten Business Days after notice from the Lender. New equity Financing remains permitted subject to Section 6.2 and preservation of the agreed priority of the Security.

Article 9 - EVENTS OF DEFAULT AND REMEDIES

9.1 Events of Default.

Each of the following is an Event of Default:

(a)	failure to pay principal when due;

(b)	failure to pay interest or fees continuing for seven (7) Business Days when due;

(c)	any representation or warranty made or deemed made under a Loan Document is materially false or misleading when made or deemed made;

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(d)	breach of any other covenant continuing for fourteen (14) Business Days after the earlier of notice from the Lender and the Borrower becoming aware of the breach, provided that no cure period applies if the breach is incapable of cure;

(e)	insolvency, bankruptcy, assignment for the benefit of creditors, voluntary winding-up or appointment of a receiver over material assets, or an involuntary proceeding not stayed or dismissed within 30 days;

(f)	any Loan Document or guarantee ceases to be valid and enforceable, or any Security Interest ceases to be valid, perfected or published, as applicable, and first ranking, subject only to Permitted Encumbrances, other than solely because of the Lender’s failure to make a filing after receiving all required information, documents and fees;

(g)	the occurrence of any default, event of default, mandatory redemption event, mandatory repurchase event, acceleration event or analogous event by the Borrower or any Subsidiary under or in respect of any Other Credit Instrument above US$1 million, whether or not waived, cured, accelerated or enforced, provided that a payment default under an ordinary-course trade payable is excluded unless it results in acceleration, enforcement or insolvency proceedings;

(h)	a final judgment exceeding US$500,000 remains unpaid and unstayed for 30 days;

(i)	cessation of substantially all of the business of the Borrower and its Subsidiaries, taken as a whole, or a change of control prohibited by Section 8.2;

(j)	failure to execute definitive documentation concerning the additional [***] financing from [***] or its affiliate on or before [***], provided that this paragraph does not require the satisfaction or approval of any conditions precedent to funding under such definitive documentation by that date;

(k)	failure to execute definitive documentation concerning the [***] financing from [***], on or before [***], provided that this paragraph does not require the satisfaction or approval of any conditions precedent to funding under such definitive documentation by that date. The failure described in this paragraph shall not constitute an Event of Default if a debt financing (other than this Agreement) in a principal amount of at least US$10,000,000 is completed;

(l)	failure to execute and publish each required Quebec Movable Hypothec within 30 days after the Effective Date;

(m)	failure at any time to establish or maintain first-ranking Security over all collateral, subject only to Permitted Encumbrances and administrative defects; or

(n)	failure by a Non-African Subsidiary to execute, maintain or perform its Subsidiary Guarantee, General Security Agreement, joinder or other Loan Document.

9.2 Remedies.

Upon the occurrence and during the continuance of an Event of Default, and after the expiry of the cure period, if any, expressly applicable to that Event of Default under Section 9.1, the Lender may immediately and without any additional notice or grace period suspend or cancel undrawn availability, accelerate the Obligations, enforce each Subsidiary Guarantee and Security Interest, and exercise all other remedies under the Loan Documents, subject only to mandatory notice requirements, insolvency stays and Applicable Law. No cure period applies except the cure period expressly stated for the applicable Event of Default in Section 9.1. Remedies are cumulative and permit no double recovery.

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9.3 Costs.

The Borrower shall, whether or not any Advance is made, pay on demand all reasonable legal fees and disbursements (on a full indemnity basis), applicable taxes, registration, filing, search and other costs and expenses incurred by or on behalf of the Lender in connection with the negotiation, preparation, execution, delivery, closing, administration, amendment, waiver, protection or preservation of rights, creation, perfection, publication, priority, enforcement, realization or release of any Loan Document or Security (collectively, “Lender Expenses”). Each Lender Expense shall, to the best of the Lender’s ability, be advised to the Borrower in advance and, upon the Lender’s receipt of the applicable invoice, be capitalized and added to the face principal amount of the Advance to which it relates or, if it does not relate to a specific Advance, to the most recent Advance made (whether or not that Advance has previously been repaid); if no Advance has been made, it shall be deemed to constitute a separate Advance. Each Lender Expense shall form part of the Outstanding Principal and the Obligations, bear interest at the rate applicable to Outstanding Principal from the date incurred and be secured by the Security. No Lender Expense shall be deducted or withheld from the cash proceeds of an Advance, reduce the amount funded to or at the direction of the Borrower or reduce availability under the Commitment. Capitalizing a Lender Expense does not affect the Borrower’s obligation to pay it on demand and does not constitute a further advance of funds by the Lender. Amounts constituting interest remain subject to Section 5.6.

Article 10 - CONFIDENTIALITY AND DISCLOSURE

10.1 Non-Disclosure.

The Lender shall keep confidential all non-public information received from or in respect of the Borrower or any Subsidiary that is identified as confidential or that, having regard to its nature and the circumstances of disclosure, reasonably ought to be understood to be confidential. The Lender shall use that information only for purposes relating to the Credit Facility and the Loan Documents, except as permitted by Section 10.2.

10.2 Permitted Disclosures.

10.3 Section 10.1 does not apply to information:

(a)	whose disclosure is consented to in writing by the Borrower;

(b)	that is or becomes publicly available other than through a breach of this Article;

(c)	received from a third party without restriction on disclosure and without breach of any duty of confidentiality known to the recipient;

(d)	developed independently without use of confidential information;

(e)	disclosed to the Lender’s affiliates, directors, officers, employees, legal and financial advisers, auditors, insurers, financing sources or prospective assignees or participants, in each case on a need-to-know basis and subject to confidentiality obligations;

(f)	required to be disclosed by Applicable Law, a stock exchange, a court or a Governmental Authority, including in legal proceedings relating to a Loan Document; or

(g)	disclosed to enforce or protect rights under a Loan Document.

To the extent legally permitted and reasonably practicable, a party making a disclosure under paragraph (f) shall give the Borrower prior notice and disclose only the information legally required.

10.4 Securities Filings

Nothing in this Article prevents the Borrower or any Subsidiary from making any disclosure or filing required by Applicable Law or a stock exchange. The Borrower may redact confidential commercial information from a public filing to the extent permitted by Applicable Law.

10.5 Survival

The obligations under this Article survive termination of this Agreement for two years, except in respect of trade secrets, for which they survive for so long as the information remains a trade secret under Applicable Law.

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Article 11 – ASSIGNMENT

11.1 Assignment by the Borrower.

The Borrower may not assign this Agreement or any of its rights or obligations under a Loan Document, in whole or in part, without the prior written consent of the Lender.

11.2 Assignment by the Lender.

The Lender may sell or assign all, but not less than all, of its rights and obligations under the Loan Documents, provided that, at and after the assignment, the Borrower shall not be required to pay by way of withholding tax or otherwise any greater amount than it would have been required to pay if the assignment had not occurred. The Borrower and the Lender shall execute and deliver all agreements, documents and instruments reasonably required to effect and recognize an assignment permitted by this Section.

11.3 Effect of Assignment.

Upon an assignment permitted by Section 11.2, the assigning Lender is relieved and discharged from its covenants and obligations under the Loan Documents arising from and after the effective date of the assignment, and the Borrower’s recourse for matters arising from and after that date shall be against the assignee and its successors and permitted assigns. No assignment releases the assigning Lender from liabilities arising before the effective date of the assignment.

Article 12 – NOTICES

12.1 Form and Addresses.

Any notice, consent, determination, demand or other communication under a Loan Document must be in writing and may be delivered personally, by nationally recognized courier or by email to the following addresses:

If to the Lender:

[***]

If to the Borrower or a Subsidiary Guarantor:

Nuran Wireless Inc.

2150 Cyrille-Duquet Street

Quebec City, Quebec G1N 2G3

Attention: Francis Létourneau

Email: Francis.letourneau@nuranwireless.com

Therrien Couture Joli-Coeur L.L.P. (TCJ L.L.P.)

1100 boul. René-Lévesque, Suite 2000,

Montreal, Quebec, H3B 4N4

Attention: Michel Lebeuf

Email: [***]

12.2 Deemed Receipt

A communication delivered personally or by courier is deemed received on actual delivery. A communication sent by email is deemed received when the sender receives confirmation of transmission without an error message, provided that, if delivery occurs on a day that is not a Business Day or after 12:00 noon local time at the recipient’s address, it is deemed received on the next Business Day. A party may change its contact information by notice under this Article. A copy to counsel is for information only and does not constitute notice.

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12.3 Service of Process

Each party agrees to accept service of judicial proceedings arising under a Loan Document at its address stated in Section 12.1, without limiting any other method of service permitted by Applicable Law.

Article 13 GOVERNING LAW AND JURISDICTION

13.1 Governing Law

This Agreement and each other Loan Document, unless that Loan Document expressly provides otherwise, are governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, except that the creation, perfection, publication, priority and enforcement of Security are governed by the laws mandatorily applicable to the relevant property or Debtor.

13.2 Jurisdiction

Each party irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario sitting in Toronto in respect of any action or proceeding arising out of or relating to a Loan Document and waives any objection based on venue or forum non conveniens. Nothing in this Section limits the Lender’s right to commence proceedings or enforce Security in any other court of competent jurisdiction.

Article 14 MISCELLANEOUS

14.1 Telephone Instructions

Except for a Notice of Borrowing or any instruction relating to an Advance, any verbal instruction given by the Borrower in relation to this Agreement is at the Borrower’s risk, and the Lender has no liability for an error or omission in that instruction or in its interpretation or execution, provided that the Lender acted without gross negligence or wilful misconduct.

14.2 No Partnership, Joint Venture or Agency

Nothing in a Loan Document or in the conduct of a party creates or is intended to create an agency, fiduciary relationship, partnership or joint venture among the parties. Each party is separately responsible, liable and accountable for its own obligations and conduct. No party has authority to act for or assume an obligation on behalf of another party except as expressly provided in a Loan Document.

14.3 Further Assurances

The Borrower shall, and shall cause each Subsidiary Guarantor to, from time to time at the Lender’s reasonable request and at the Borrower’s reasonable cost and expense, execute, deliver and do all further documents, financing statements, financing change statements, assignments, acts, matters and things reasonably required in connection with the Credit Facility or the Security or to give effect to a Loan Document.

14.4 Amendments and Waivers

No amendment of a Loan Document is effective unless in writing and signed by the parties to that Loan Document. No waiver is effective unless in writing and signed by the party granting it, and any waiver is effective only in the specific instance and for the specific purpose given. No failure or delay in exercising a right or remedy operates as a waiver, and no single or partial exercise precludes any other or further exercise.

14.5 Cumulative Rights

The rights and remedies under the Loan Documents are cumulative and are in addition to, and not in substitution for, any rights and remedies provided by Applicable Law, but permit no double recovery.

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14.6 Severability

If any provision of a Loan Document is illegal, invalid or unenforceable in a jurisdiction, it shall be ineffective in that jurisdiction only to the extent of that illegality, invalidity or unenforceability, without affecting the remaining provisions or the validity or enforceability of that provision in another jurisdiction.

14.7 Whole Agreement

The Loan Documents constitute the entire agreement among the parties concerning their subject matter and cancel and supersede all prior and contemporaneous agreements, undertakings, declarations, representations and warranties, written or oral, concerning that subject matter.

14.8 Successors and Assigns

This Agreement binds and benefits the parties and their respective successors and permitted assigns.

14.9 Counterparts and Electronic Signatures

A Loan Document may be executed in any number of counterparts and by different parties in separate counterparts, each of which is deemed an original and all of which together constitute one instrument. Delivery of an executed signature page by electronic transmission, and an electronic signature complying with Applicable Law, are effective as delivery of an original manually executed counterpart.

14.10 Language

The parties have expressly requested that this Agreement and all related documents be drawn up in English. Les parties aux présentes ont expressément exigé que la présente convention et tous les documents qui s’y rattachent soient rédigés en anglais.

[The remainder of this page has intentionally been left blank.]

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THIS AGREEMENT has been executed effective as of the Effective Date.

NURAN WIRELESS INC. as Borrower

Per:
Name:	Francis Létourneau
Title:	Director and CEO

[***] as Lender

Per:
Name:	[***]
Title:	[***]

Each Subsidiary Guarantor listed in Schedule C shall execute a signature block in the following form:

ADVANCE FACTORING INC. as Subsidiary Guarantor

Per:
Name:	Francis Létourneau
Title:	Director

INNOVATION NUTAQ INC. as Subsidiary Guarantor

Per:
Name:	Francis Létourneau
Title:	Director

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